Mail Stop 6010

May 21, 2007

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware

Re: Polymedix, Inc.
Registration Statement on Form SB-2
Filed on May 9, 2007
File Number 333-142787

Dear Sir or Madam:

This is to advise you that we have limited our review of the above referenced registration statement to the issues identified below. We will make no further review of this filing.

1. The Prospectus Cover Page and the Use of Proceeds section on page 21 state that there is no minimum offering amount required as a condition to closing. The Prospectus Summary section on page 4, however, states that the offering size is "between $25 million and $35 million." Please revise your disclosure to clarify whether there is a minimum offering amount. If the $25 million figure is only an estimate, please revise your disclosure to state that it is only an estimate. We may have further comments upon receiving your response.

2. We note the filing does not include the signature of your controller or principal accounting officer. Please include these signatures in an amended Form SB-2. If Mr. Smith also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey P. Libson, Esq.
        Christopher S. Miller, Esq.
        400 Berwyn Park
        899 Cassatt Road
        Berwyn PA, 19312-1183